Contact

www.linkedin.com/in/haroldhofer (LinkedIn)

Harold Hofer

Co-Founder and CEO at Elevate.Money

Newport Beach, California, United States

Summary

Harold Hofer is a real estate investment opportunity creator. Harold, or companies under his control, have sponsored REITs, Limited Liability Companies, and Limited Partnerships that have purchased commercial properties throughout the United States exceeding $1 billion in value on behalf of thousands of investors, large and small. Harold has served as Board Chairman for four public REITs.

Experience

Elevate.Money

Co-Founder and CEO

May 2020 - Present (3 years 8 months)

Newport Beach, CA

Elevate.Money provides alternative investment access to millennials via its tech-driven platform www.elevate.money. Elevate.Money offers fractionalized interests in commercial real estate portfolios to non-millionaires via a seamless and user-friendly digital interface.

ROCA LLC

Co-Founder and Managing Principal

January 2006 - Present (18 years)

ROCA manages a REIT hedge fund with an emphasis on small, undervalued public REITs. ROCA's fund has averaged unlevered double-digit annual returns since the great recession.

RichUncles.com

Co-Founder

March 2012 - Present (11 years 10 months)

Costa Mesa, CA

Rich Uncles provides non-accredited investor access to real estate investment opportunities via its direct-to-consumer RichUncles.com platform. Rich Uncles has sold approximately $300 million of shares in proprietary REITs to over 15,000 investors via RichUncles.com. The Rich Uncles REITs in turn own and manage roughly $500 million in real estate assets.

Public REITs (3) - Boards of Directors
CEO and Director
May 2012 - December 2018 (6 years 8 months)
Costa Mesa, CA

Education

UCLA
Master of Arts, Economics

UCLA
Bachelor of Arts

UCLA (Member, UCLA Law Review)
Juris Doctor